SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

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                            SCHEDULE 14D-1
                        Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                           (Amendment No. 2)

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                   OCTEL COMMUNICATIONS CORPORATION
                       (Name of Subject Company)

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                        MEMO ACQUISITION CORP.
                       LUCENT TECHNOLOGIES INC.
                               (Bidders)

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               Common Stock, Par Value $0.001 Per Share
                    (Title of Class of Securities)

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                               675724108
                (CUSIP Number of Classes of Securities)

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                        Pamela F. Craven, Esq.
                        Memo Acquisition Corp.
                     c/o Lucent Technologies Inc.
                          600 Mountain Avenue
                     Murray Hill, New Jersey 07974
                            (908) 582-8500
            (Name, Address and Telephone Number of Persons
                        Authorized to Receive
           Notices and Communications on Behalf of Bidders)

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                              Copies to:
                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

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     Lucent Technologies Inc. and Memo Acquisition Corp. hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on July 23, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.001 per share, of Octel Communications Corporation, a Delaware corporation, as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

     Item 10. Additional Information.

     On August 28, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

     Item 11. Material to be filed as Exhibits.

     (a)(1) Press Release, dated August 28, 1997.




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                              SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1997


                                  MEMO ACQUISITION CORP.,


                                  By:  /s/ Pamela F. Craven
                                       ------------------------------------
                                       Name:  Pamela F. Craven
                                       Title:  Vice President and Secretary


                                  LUCENT TECHNOLOGIES INC.,


                                  By:  /s/ Pamela F. Craven
                                       ------------------------------------
                                       Name:  Pamela F. Craven
                                       Title:  Vice President - Law




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                             EXHIBIT INDEX



Exhibit No.         Exhibit
-----------         -------

(a)(1)          Press release, dated
                August 28, 1997

                                                        EXHIBIT (a)(1)




Dan Coulter - Lucent Technologies
908-582-7635 (work)
908-582-0297 (home)

Greg Klaben - Octel Communications Corporation
408-324-6571 (work)
408-255-2126 (home)


                      LUCENT TECHNOLOGIES EXTENDS
                     TENDER OFFER FOR OCTEL STOCK

FOR RELEASE:  Thursday, August 28, 1997


     MURRAY HILL, N.J. -- Lucent Technologies and Octel Communications Corporation today announced that Lucent's tender offer for all outstanding shares of Octel's common stock has been extended until 5:00 p.m. Eastern time, Friday, September 12, 1997. Lucent and Octel said the offer was extended because the two companies are still in the process of responding to a second request for information from the Antitrust Division of the U.S. Department of Justice.

     The companies noted that they continue to be confident that Lucent's acquisition of Octel will be completed and added that the tender offer would be extended again, if appropriate.

     Lucent's tender offer was scheduled to expire at 5:00 p.m.
Eastern time, Friday, August 29, 1997. The depositary for the offer,
The Bank of New York, has advised Lucent that 21,162,529 shares have been tendered as of the close of business on Wednesday, August 27, 1997.